May 7, 2021

VIA EDGAR TRANSMISSION AND FEDEX

Mr. Jeffrey Gabor
Ms. Abby Adams
Ms. Tracey McKoy
Ms. Angela Connell
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:
Lowell Farms Inc.
Registration Statement on Form 10
Filed March 9, 2021
File No. 000-56254

Mr. Gabor and Ms. Adams:

On behalf of Lowell Farms Inc. (“Lowell Farms”), we are providing the following responses to the comments set forth in the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 5, 2021 relating to Lowell Farms’ Registration Statement on Form 10 (the “Registration Statement”) that was filed on March 9, 2021. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. The responses and information described herein are based upon information provided to us by Lowell Farms.

We appreciate the time and effort that the Staff has dedicated to reviewing the Registration Statement.

Amendment No. 2 to Registration Statement on Form 10 filed May 4, 2021

Item 1A. Risk Factors.
Risks Related to the Securities of the Company, page 33
1.
We note your response to comment 9, and the added risk factor on page 29. Your revised disclosure states, “[b]ecause claims under the Exchange Act and the Securities Act are not typically brought as derivative claims, the Company does not believe that the exclusive forum provision would have a material impact on investors seeking recourse under those statutes. With respect to derivative actions, the choice of forum provision may limit an investor’s ability to bring a derivative claim in a judicial forum of its choosing.” Note, however, that investors have a right to bring derivative actions under the Exchange Act and the Securities Act. Please clarify, if true, that the exclusive forum provision does not apply to Exchange Act or Securities Act claims and ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. In this regard, we further note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, that the provision may result in increased costs to investors to bring a claim, may discourage investors from bringing claims, and may limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Lowell Farms Inc.
File No. 000-56254
May 7, 2021

Response: We have revised the risk factor disclosure on page 29 of the Registration Statement in response to the Staff’s comment. We intend to inform investors of the risks related to the exclusive forum provision of the Company’s charter through the inclusion of risk factor disclosure in future filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Results
of Operations
Cost of Sales, Gross Profit and Gross Margin, page 40
2.
We have read your response to comment 12 from our letter dated April 5, 2021, and your revised disclosure on page 40. While you discuss the changes in your gross margin, you do not specifically disclose why your cost of sales decreased year-over-year despite an increase in revenues. Please revise accordingly.

Response: We have revised the disclosure in response to the Staff’s comment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 49

3.
We note your response to prior comment 13 and reissue. Beneficial ownership is reported in the table as determined pursuant to the definition in Exchange Act Section 13(d)(3) and Rule 13d-3. Refer to Item 4 of Form 10, which requires disclosure of information required by Item 403 of Regulation S-K. For additional guidance, refer to the Compliance and Disclosure Interpretations for Exchange Act Section 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting, which are available on the Division of Corporation Finance website.

Response: We have revised the disclosure in response to the Staff’s comment.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related
Stockholder Matters, page 56
4.
We note your response to comment 16. You revised this section to state that your shares are traded in Canada under the symbols LOWL and LOWL.WT and are traded in the United States in the OTC Market Group, Inc., under the symbol LOWLF. In your organization chart, you indicate that you are registering the class of stock that is the subordinate shares. Revise this section to clarify that the LOWL.WT are the warrants. Also revise to provide the disclosure required by Item 9 for the U.S. market, including all information required by Item 201(a)(1)(i)-(iii) of Regulation S-K.

Response: We have revised the disclosure in response to the Staff’s comment.

Item 11. Description of Registrant’s Securities to be Registered, page 58
5.
We note your response to comment 17. Revise this section to provide all the information required by Item 202 of Regulation S-K and remove the inappropriate disclaimer that your “summary . . . does not purport to be complete.” Revise this section to :
●
clarify the disparate voting rights between Subordinate Voting Shares and Super Voting Shares, including addressing matters for which holders of Subordinate Voting Shares will not be entitled to notice of a meeting;
●
clarify if there is any other class or are other classes of stock authorized;
●
revise the second paragraph to eliminate the typographical errors and to clarify on what matters the vote differs “as required by applicable law”; and
●
in the third paragraph, disclose what shareholders rank in priority in liquidation rights above the Subordinate Voting Shares.

Lowell Farms Inc.
File No. 000-56254
May 7, 2021
Page3

Response: We have revised the disclosure in response to the Staff’s comment.

6.
We note your response to comment 18. Revise your summary of the support agreement to disclose the material terms and to eliminate the inappropriate disclaimer in the second paragraph on page 58; and provide a risk factor outlining the risks to investors related to the Support Agreement in your “Risks Related to the Securities of the Company.”

Response: We have revised the disclosure in response to the Staff’s comment.

SIGNATURES, page 63

7.
Please ensure that your signature page is dated concurrent with the date you file your amendment.

Response: We acknowledge the Staff’s comment and have dated the signature page to the amendment concurrently with the date of amendment.

Consolidated Financial Statements, page F-1
8.
It appears that you have revised certain line items in your consolidated financial statements for Lowell Farms Inc. (formerly Indus Holdings Inc.) from those previously presented without any disclosure describing such changes. Please explain the reasons for such changes and provide any necessary disclosures required by ASC 250-10-50. In this regard, clarify whether such changes were the result of a change in estimate or correction of an error and provide the required disclosures. Please also have your independent accounting firm consider any necessary revisions to their audit opinion as a result of these changes.

Response: We have revised the disclosure in response to the Staff’s comment.

General

9.
Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

Response: We acknowledge the Staff’s comment.

* * * * *

Lowell Farms Inc.
File No. 000-56254
May 7, 2021

If you have any additional questions regarding any of our responses or the revised Form 10 Registration Statement, please feel free to call me at 212-880-3817.

Sincerely,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt

cc:
Brian Shure, Chief Financial Officer, Lowell Farms Inc.